Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX:SLW
March 30, 2016	NYSE:SLW

Silver Wheaton Provides details of annual and

special meeting of shareholders, files Form 40-F,

and files salobo technical report

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) announces that its Form 40-F report has been filed with the Securities and Exchange Commission and is available on EDGAR. The Company’s 2015 audited financial statements, along with its Form 40-F, are also available on the Company’s website at www.silverwheaton.com.

Shareholders may also receive a copy of Silver Wheaton's audited financial statements, without charge, upon request to Silver Wheaton's Investor Relations Department, Suite 3500, 1021 West Hastings St., Vancouver, British Columbia, Canada V6E 0C3 or to info@silverwheaton.com.

Annual and Special Meeting of Shareholders

Silver Wheaton will hold its Annual and Special Meeting of Shareholders in the Mackenzie Ballroom of the Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, Canada, on Wednesday May 25, 2016, at 1:00 p.m. Pacific Time.

A live audio webcast of the Annual Meeting of Shareholders will be available at www.silverwheaton.com and will also be archived for later access.

Salobo 43-101 Technical Report Filed

Silver Wheaton has filed a National Instrument 43-101 ("NI 43-101") compliant technical report in connection with its annual information form and Form 40-F, in respect of Vale S.A.’s Salobo Mine located in Brazil. The independent technical report, entitled "Salobo Operations Para State, Brazil NI 43-101 Technical Report" (the "Salobo Report"), effective date December 31, 2015, was prepared by Amec Foster Wheeler Americas Limited (Amec Foster Wheeler) and authored by Gerrit Vos, P.Eng., Technical Director, Mining, Dr Georges Verly, P.Eng., Chief Geostatistician, Dr Armando Simon, P.Geo., Principal Geologist, Pierre Lacombe, P.Eng., Consulting Metallurgist, Donald Hickson, P.Eng., Division Manager, Earth and Infrastructure, Vikram Khera, P.Eng., Senior Financial Analyst, and Stella Searston, RM SME, Principal Geologist, all of whom are now, or were at the time of the preparation of the Salobo Report, employees of Amec Foster Wheeler. The Salobo Report is available on SEDAR at www.sedar.com and on the Company’s website at www.silverwheaton.com.

For further information, please contact:

Patrick Drouin

Senior Vice President, Investor Relations

Silver Wheaton Corp.

Tel: 1-844-288-9878

Email: info@silverwheaton.com

Website: www.silverwheaton.com